Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2006 and Independent Accountants’ Review Report.

2.	Minutes of Board of Directors' Meeting, August 2, 2006.

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2006 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Ultrapar Participações S.A. and subsidiaries as of and for the quarter and six-month period ended June 30, 2006, prepared in accordance with Brazilian accounting practices and under the responsibility of the Company’s management, consisting of the balance sheets (Company and consolidated), the related statements of income and the performance report.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Additionally, we have reviewed the consolidated statement of cash flows, included in Note 23 to the interim financial statements, for the periods ended June 30, 2006 and 2005, which is presented for purposes of additional analysis and is not a required part of the basic interim financial statements. Such statement has been subject to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to this statement for it to be fairly stated, in all material respects, in relation to the interim financial statements, taken as a whole.

5. We had previously reviewed the Company and consolidated balance sheets as of March 31, 2006 and the Company and consolidated statements of income for the six-month period ended June 30, 2005, presented for comparative purposes, and issued unqualified special review reports thereon, dated April 28, 2006 and July 29, 2005, respectively.

Deloitte Touche Tohmatsu

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 28, 2006

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30, 2006 AND MARCH 31, 2006
(In thousands of Brazilian reais – R$)

	Company		Consolidated

ASSETS	06/30/06	03/31/06	06/30/06	03/31/06

CURRENT ASSETS
Cash and banks	153	131	47,256	26,470
Temporary cash investments	378,986	373,326	1,064,124	1,058,660
Trade accounts receivable	–	–	355,644	335,002
Inventories	–	–	197,250	208,403
Recoverable taxes	16,825	11,928	90,491	59,117
Deferred income and social contribution taxes	42	92	22,255	22,552
Dividends receivable	12,232	–	–	–
Other	23	943	8,668	9,006
Prepaid expenses	536	536	8,540	9,873

Total current assets	408,797	386,956	1,794,228	1,729,083

LONG-TERM ASSETS
Cash investments	–	–	522,376	382,124
Related companies	20,409	14,409	5,273	4,955
Deferred income and social contribution taxes	2,976	2,915	72,540	61,348
Recoverable taxes	5,603	11,832	42,413	46,882
Escrow deposits	–	–	16,053	16,802
Trade accounts receivable	–	–	21,278	20,986
Prepaid expenses	–	–	13,790	13,799
Other	728	821	239	387

Total long-term assets	29,716	29,977	693,962	547,283

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	2,293,225	2,215,915	4,828	4,242
Other	186	186	28,169	28,117
Property, plant and equipment	–	–	1,089,193	1,070,187
Deferred charges	–	–	107,122	102,533

Total permanent assets	2,293,411	2,216,101	1,229,312	1,205,079

TOTAL ASSETS	2,731,924	2,633,034	3,717,502	3,481,445

	Company		Consolidated

LIABILITIES AND STOCKHOLDERS’ EQUITY	06/30/06	03/31/06	06/30/06	03/31/06

CURRENT LIABILITIES
Loans and financing	–	–	120,263	129,661
Debentures	15,346	4,173	15,346	4,173
Trade accounts payable	324	273	90,036	94,440
Payroll and related charges	45	41	66,901	56,286
Taxes payable	7	10	16,029	13,726
Dividends payable	13,355	13,715	16,364	17,337
Income and social contribution taxes	–	–	5,431	837
Deferred income and social contribution taxes	–	–	210	230
Other	4	2	3,402	3,784

Total current liabilities	29,081	18,214	333,982	320,474

LONG-TERM LIABILITIES
Loans and financing	–	–	1,036,059	905,911
Debentures	300,000	300,000	300,000	300,000
Related companies	447,061	447,252	5,060	4,984
Deferred income and social contribution taxes	–	–	24,746	24,499
Other taxes	9,063	8,881	42,092	39,003
Other	–	–	2,114	2,441

Total long-term liabilities	756,124	756,133	1,410,071	1,276,838

MINORITY INTEREST	–	–	31,884	30,764

STOCKHOLDERS’ EQUITY
Capital	946,034	946,034	946,034	946,034
Capital reserve	2,046	2,046	431	381
Revaluation reserve	14,186	14,600	14,186	14,600
Profit reserves	837,502	837,502	837,502	837,502
Treasury shares	(4,894)	(4,894)	(8,433)	(8,544)
Retained earnings	151,845	63,399	151,845	63,396

Total stockholders’ equity	1,946,719	1,858,687	1,941,565	1,853,369

Total minority interest and stockholders’ equity	1,946,719	1,858,687	1,973,449	1,884,133

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,731,924	2,633,034	3,717,502	3,481,445

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2006 AND 2005
(In thousands of Brazilian reais – R$, except for earnings per share)

	Company		Consolidated

	06/30/06	06/30/05	06/30/06	06/30/05

GROSS SALES AND SERVICES	–	–	1,300,713	1,319,063
Deductions	–	–	(103,375)	(117,021)

NET SALES AND SERVICES	–	–	1,197,338	1,202,042
Cost of sales and services	–	–	(960,708)	(951,032)

GROSS PROFIT	–	–	236,630	251,010
EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	91,775	90,209	588	1,445
OPERATING (EXPENSES) INCOME	(405)	(49)	(146,770)	(132,311)

Selling	–	–	(41,573)	(46,398)
General and administrative	(404)	(50)	(67,780)	(52,177)
Management compensation	–	–	(1,402)	(1,727)
Depreciation and amortization	–	–	(30,562)	(31,307)
Other operating income, net	(1)	1	547	(702)

INCOME FROM OPERATIONS BEFORE FINANCIAL
ITEMS	91,370	90,160	90,448	120,144
Financial income (expenses), net	2,296	(968)	22,482	(16,647)

Financial income	13,606	14,493	40,143	18,728
Financial expenses	(11,310)	(15,461)	(17,661)	(35,375)

INCOME FROM OPERATIONS	93,666	89,192	112,930	103,497
Nonoperating (expenses) income, net	–	–	(11,143)	(697)

INCOME BEFORE TAXES ON INCOME AND
MINORITY INTEREST	93,666	89,192	101,787	102,800

INCOME AND SOCIAL CONTRIBUTION TAXES	(5,561)	340	(12,532)	(12,575)

Current	(5,572)	32	(37,756)	(32,786)
Benefit of tax holidays – ADENE	–	–	19,384	18,457
Deferred	11	308	5,840	1,754

INCOME BEFORE MINORITY INTEREST	88,105	89,532	89,255	90,225
Minority interest	–	–	(1,150)	(693)

NET INCOME	88,105	89,532	88,105	89,532

EARNINGS PER SHARE – R$	1.08589	0.00110	1.08589	0.00110

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(In thousands of Brazilian reais – R$, except for earnings per share)

	Company		Consolidated

	06/30/06	06/30/05	06/30/06	06/30/05

GROSS SALES AND SERVICES	–	–	2,499,693	2,576,386
Deductions	–	–	(204,614)	(237,347)

NET SALES AND SERVICES	–	–	2,295,079	2,339,039
Cost of sales and services	–	–	(1,859,417)	(1,829,249)

GROSS PROFIT	–	–	435,662	509,790
EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	153,870	191,053	647	1,374
OPERATING (EXPENSES) INCOME	(406)	(221)	(286,605)	(268,421)

Selling	–	–	(93,556)	(90,105)
General and administrative	(405)	(222)	(130,339)	(113,149)
Management compensation	–	–	(2,646)	(2,951)
Depreciation and amortization	–	–	(61,140)	(62,670)
Other operating income, net	(1)	1	1,076	454

INCOME FROM OPERATIONS BEFORE FINANCIAL
ITEMS	153,464	190,832	149,704	242,743
Financial results	3,806	(949)	34,896	(25,473)
Financial income	28,280	14,932	73,817	39,875
Financial expenses	(24,474)	(15,881)	(38,921)	(65,348)

INCOME FROM OPERATIONS	157,270	189,883	184,600	217,270
Nonoperating (expenses) income, net	–	–	(13,234)	(2,506)

INCOME BEFORE TAXES ON INCOME	157,270	189,883	171,366	214,764
INCOME AND SOCIAL CONTRIBUTION TAXES	(6,068)	399	(24,185)	(23,069)
Current	(6,150)	(58)	(66,186)	(68,583)
Tax benefit – ADENE	–	–	30,753	39,358
Deferred	82	457	11,248	6,156

INCOME BEFORE MINORITY INTEREST	151,202	190,282	147,181	191,695
Minority interest	–	–	(2,288)	(1,413)

NET INCOME	151,202	190,282	144,893	190,282

EARNINGS PER SHARE – R$	1.86356	0.00235	1.78580	0.00235

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A.

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares (Thousands)	Current quarter 6/30/2006	Prior quarter 3/31/2006	Same quarter in prior year 6/30/2005
Paid-up Capital
1 - Common	49,430	49,430	49,429,897
2 - Preferred	31,895	31,895	31,895,512
3 - Total	81,325	81,325	81,325,409
Treasury Stock
4 - Common	7	7	6,616
5 - Preferred	182	182	211,097
6 - Total	189	189	217,713

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

 NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2006
(In thousands of Brazilian reais - R$, unless otherwise stated)

1. OPERATIONS

Ultrapar Participações S.A. (the “Company”) invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno) and logistic services for chemicals and fuels (Ultracargo).

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and prepare the interim financial statements - ITR are those established by Brazilian accounting practices and the Brazilian Securities Commission (CVM).

a) Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b) Current and long-term assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate to the market value. Temporary cash investments include the results from hedge transactions, as described in Notes 4 and 19, that management intends to hold to maturity.

The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, market or net realizable value.

Other assets are stated at the lower of cost or probable realizable values, including, when applicable, accrued income and monetary variations or net of allowances for potential losses.

Ultrapar Participações S.A. and Subsidiaries

c) Permanent assets

  Investments

  Significant investments in subsidiaries and affiliated companies are recorded under the equity method, as shown in Note 10.

  Other investments are stated at acquisition cost, less an allowance for losses, should the loss not be considered temporary.

  Property, plant and equipment

  Stated at cost of acquisition, process or construction, and include revaluation write- ups, recorded in prior years, based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95.

  Depreciation is calculated on a straight-line basis at the annual rates described in Note 11, based on the economic useful lives of the assets.

  Deferred charges

  Deferred charges comprise costs incurred in the installation of equipment at customers’ facilities, projects to modernize systems, and goodwill on acquisition of subsidiaries, as mentioned in Note 12.
d) Current and long-term liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, and monetary and exchange variations incurred during the period.

e) Income and social contribution taxes

Income and social contribution taxes, current and deferred (according to CVM Resolution No. 273/98) are measured on the basis of effective rates and include the benefit of tax holidays.

f) Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the exchange rate in effect as of the date of the interim financial statements - ITR. The criteria for preparation of the financial statements have been adapted to conform to Brazilian accounting practices.

g) Statements of Cash flows

The Company is presenting the statements of cash flows as supplementary information, prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

Ultrapar Participações S.A. and Subsidiaries

3. CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by Brazilian corporate law and the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	6/30/2006		3/31/2006

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	99
SPGás Distribuidora de Gás Ltda.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e
Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	99
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos
Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

4. TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of: (i) public securities and private securities issued by leading banks, notes issued by the Austrian Government, and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in certificates of deposit and corporate securities; and (iii) currency hedges. They are stated at cost plus accrued income on a “pro rata temporis” basis.

	Company		Consolidated

	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Austrian notes, indexed in
Brazilian reais	-	-	366,546	356,055
Securities and fixed-income funds	378,986	373,326	479,713	457,354
Foreign investments (a) (c)	-	-	787,734	674,836
Net expenses on hedge transactions (b)	-	-	(47,493)	(47,461)

Total	378,986	373,326	1,586,500	1,440,784

Current portion	378,986	373,326	1,064,124	1,058,660
Long-term portion	-	-	522,376	382,124

(a) Investments made by the indirect subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp. and Canamex Químicos S.A. de C.V. in fixed-income funds, certificates of deposit, Brazilian corporate securities, and low risk investment grade corporate securities.

(b) Accumulated gain or loss on hedge positions (see Note 19).

(c) In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$ 60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company, corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 13b.

5. TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)
	6/30/2006	3/31/2006

Domestic customers	375,673	359,358
Foreign customers	71,714	76,263
(-) Advances on export contracts	(45,333)	(52,767)
(-) Allowance for doubtful accounts	(25,132)	(26,866)

	376,922	355,988

Current portion	355,644	335,002
Long-term portion	21,278	20,986

Ultrapar Participações S.A. and Subsidiaries

The changes in the allowance for doubtful accounts are shown below:
Balance as of March 31, 2006	26,866
Addition recorded in selling expenses	1,393
Utilization	(3,127)

Balance as of June 30, 2006	25,132

6. INVENTORIES (CONSOLIDATED)

	6/30/2006			3/31/2006

	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Finished products	108,733	(1,274)	107,459	102,617	(2,230)	100,387
Work in process	222	-	222	408	-	408
Raw materials	34,679	(79)	34,600	46,563	(88)	46,475
Liquefied petroleum gas (LPG)	22,351	-	22,351	22,618	-	22,618
Supplies and cylinders for resale	18,491	(773)	17,718	17,350	(604)	16,746
Advances to suppliers - mainly LPG	14,900	-	14,900	21,769	-	21,769

	199,376	(2,126)	197,250	211,325	(2,922)	208,403

The changes in the provision for losses on inventories are shown below:
Balance as of March 31, 2006	2,922
Addition	(796)

Balance as of June 30, 2006	2,126

7. RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (state VAT), IPI (federal VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Company		Consolidated

	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Income and social contribution taxes	22,365	23,697	53,927	60,000
ICMS	-	-	77,344	75,563
Provision for losses - ICMS (*)	-	-	(39,433)	(40,268)
PIS and COFINS (**)	22	22	32,917	4,489
IPI	-	-	287	164
VAT of subsidiary Canamex
Químicos S.A. de C.V.	-	-	7,146	5,714
Other	41	41	716	337

Total	22,428	23,760	132,904	105,999

Current portion	16,825	11,928	90,491	59,117
Long-term portion	5,603	11,832	42,413	46,882

(*) The provision refers to credit balances that the subsidiaries estimate they will be unable to offset in the future.

Ultrapar Participações S.A. and Subsidiaries

(**) Refers substantially to the credit arising from the final and unappealable decision rendered on the lawsuit of subsidiary Oxiteno Nordeste S.A. Indústria e Comércio as shown in note 20.a).

The changes in the provision for losses on ICMS are shown below:

Balance as of March 31, 2006	40,268
Addition	8,926
Reversal	(9,761)

Balance as of June 30, 2006	39,433

8. RELATED COMPANIES

	Company

	Loans

	Assets	Liabilities

Ultracargo - Operações Logísticas e Participações Ltda.	-	390,947
Transultra - Armazenamento e Transporte Especializado Ltda.	164	-
Melamina Ultra S.A. Indústria Química	-	456
Oxiteno S.A. - Indústria e Comércio	7,355
Oxiteno Nordeste S.A. - Indústria e Comércio	-	33,000
Ultragaz Participações Ltda.	9,951	-
Companhia Ultragaz S.A.	2,939	-
Imaven Imóveis e Agropecuária Ltda.	-	22,658
Total as of June 30, 2006	20,409	447,061

Total as of March 31, 2006	14,409	447,252

	Consolidated

	Loans		Trade accounts

	Assets	Liabilities	Receivable	Payable

Química da Bahia Indústria e Comércio
S.A.	-	3,932	-	-
Serma Associação dos Usuários de
Equipamentos de Processamentos de
Dados e Serviços Correlatos	5,254	-	-	15
Petroquímica União S.A.	-	-	-	399
Oxicap Indústria de Gases Ltda.	-	-	-	629
Liquigás Distribuidora S.A.	-	-	145	-
Petróleo Brasileiro S.A. - Petrobras	-	-	11,279	-
Copagaz Distribuidora de Gás Ltda.	-	-	61	-
Braskem S.A.	-	-	-	28,482
SHV Gás Brasil Ltda.	-	-	62	-
Plenogás - Distribuidora de Gás S.A.	-	871	-	-
Other	19	257	58	-

Total as of June 30, 2006	5,273	5,060	11,605	29,525

Total as of March 31, 2006	4,955	4,984	16,508	29,737

Ultrapar Participações S.A. and Subsidiaries

	Consolidated

	Transactions		Financial
			income
	Sales	Purchases	(expenses)

Petroquímica União S.A.	-	61,797	-
Oxicap Indústria de Gases Ltda.	-	3,948	-
Liquigás Distribuidora S.A.	1,694	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(76)
Petróleo Brasileiro S.A. - Petrobras	16	975,924	-
Copagaz Distribuidora de Gás Ltda.	515	-	-
Braskem S.A.	25,688	299,356	-
Other	839	-	-

Total as of June 30, 2006	28,752	1,341,025	(76)

Total as of June 30, 2005	43,447	1,395,416	(257)

The loan balance with Química da Bahia Indústria e Comércio S.A. is adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

The loan agreement with Ultracargo - Operações Logísticas e Participações Ltda. results substantially from the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, so as to avoid cross shareholding resulting from a corporate restructuring conducted in 2002.

Ultrapar Participações S.A. and Subsidiaries

9. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Assets:
Deferred income and social
contribution taxes on:
Provision for loss of assets	-	-	23,747	24,172
Provision for contingencies	2,976	2,915	11,684	11,921
Other provisions	42	92	21,563	17,555
Income and social contribution
tax loss carryforwards	-	-	37,801	30,252

Total	3,018	3,007	94,795	83,900

Current portion	42	92	22,255	22,552
Long-term portion	2,976	2,915	72,540	61,348

Liabilities:
Deferred income and social
contribution taxes on:
Revaluation of property, plant
and equipment	-	-	1,049	1,146
Income earned abroad	-	-	23,907	23,583

Total	-	-	24,956	24,729

Current portion	-	-	210	230
Long-term portion	-	-	24,746	24,499

Ultrapar Participações S.A. and Subsidiaries

The estimated recovery of deferred income and social contribution assets is shown below:

	Company	Consolidated

To through 2006	42	22,255
2007	-	21,705
2008	2,976	24,113
2009	-	26,722

	3,018	94,795

b) Conciliation of income and social contribution taxes in the statements of income Income and social contribution taxes are reconciled to statutory tax rates as follows:

	Company		Consolidated

	6/30/2006	6/30/2005	6/30/2006	6/30/2005

Income (loss) before taxes, equity in
subsidiaries and affiliated companies
and minority interest	3,400	(1,170)	170,719	213,390
Statutory tax rates - %	34,00	34,00	34,00	34,00

Income and social contribution taxes at
statutory rates	(1,156)	398	(58,044)	(72,553)

Adjustments to the effective tax rate:
Operating provisions and
nondeductible expenses/nontaxable income	(19)	1	1,715	8,447
Adjustments to estimated income	-	-	948	640
Interest on Capital	(4,893)	-	-	-
Workers’ meal program (PAT)	-	-	483	237
Other	-	-	(40)	802

Income and social contribution taxes
before benefit of tax holidays	(6,068)	399	(54,938)	(62,427)

Benefit of tax holidays - ADENE	-	-	30,753	39,358
Income and social contribution taxes
in the statements of income	(6,068)	399	(24,185)	(23,069)
Current	(6,150)	(58)	(66,186)	(68,583)
Deferred	82	457	11,248	6,156
Benefit of tax holidays - ADENE	-	-	30,753	39,358

The benefit of tax holidays of subsidiaries in the amount of R$30,753 as of June 30, 2006 (R$39,358 as of June 30, 2005), derived substantially from operations in regions entitled to incentive, are classified as income and social contribution taxes in the statements of income.

Ultrapar Participações S.A. and Subsidiaries

c) Tax exemption

The following indirect subsidiaries have partial or full exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Plants	Exemption - %	Expiration date

Oxiteno Nordeste S.A. - Indústria e
Comércio	Camaçari plant	100	2006
Bahiana Distribuidora de Gás Ltda.	Mataripe unit	75	2013
	Suape unit	100	2007
	Ilhéus unit	25	2008
	Aracaju unit	25	2008
	Caucaia unit	75	2012
Terminal Químico de Aratu S.A. -
Tequimar (*)	Aratu Terminal	75	2012

(*) In December 2005, the Suape unit’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2015. This reduction was granted on April 22, 2006. On June 8, 2006, the incentive-granting report issued by ADENE was forwarded to the Federal Revenue Service (SRF) for approval within 120 days. Should such request not be approved, the company will file a new request, for an income tax reduction of 25% until 2008 and 12.5% from 2009 until 2013, to which it is entitled as it is located in an incentive area and considered a priority economic activity for the region’s development. As the request has not yet been approved, there is no reduction considered in the income tax calculation relating to such unit.

10. INVESTMENTS

a) Subsidiaries of the Company

	Investments		Equity in subsidiaries and affiliated companies

	6/30/2006	3/31/2006	6/30/2006	6/30/2005

Ultragaz Participações Ltda.	312,902	301,915	46,686	17,196
Ultracargo - Operações
Logísticas e Participações Ltda.	598,834	597,132	1,595	6,923
Imaven Imóveis e Agropecuária Ltda.	48,419	47,253	2,347	2,459
Oxiteno S.A. - Indústria e Comércio	1,333,070	1,269,615	103,242	164,475

	2,293,225	2,215,915	153,870	191,053

Ultrapar Participações S.A. and Subsidiaries

b) Affiliated companies (consolidated)

	Investments		Equity in subsidiaries and affiliated companies

	6/30/2006	3/31/2006	6/30/2006	6/30/2005

Química da Bahia Indústria
e Comércio S.A.	3,398	2,807	634	1,418
Oxicap Indústria de Gases Ltda.	1,430	1,435	13	(44)

	4,828	4,242	647	1,374

The investment of subsidiary Oxiteno S.A. - Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. and the investment of subsidiary Oxiteno Nordeste S.A. -Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. are carried under the equity method based on the affiliates’ financial statements as of May 31, 2006 and as of June 30, 2006, respectively.

11. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

		6/30/2006				3/31/2006

	Annual depreciation rates - %	Revalued cost	Accumulated depreciation	Provision for losses	Net book value	Net book value

Land	-	47,902	-	(1,803)	46,099	48,044
Buildings	4 to 5	432,966	(159,835)	(604)	272,527	276,338
Machinery and equipment	5 to 10	874,205	(440,112)	(412)	433,681	441,096
Gas tanks and cylinders
	10	269,059	(151,222)	-	117,837	120,323
Vehicles	20 to 30	169,008	(127,078)	-	41,930	44,530
Furniture and fixtures	10	22,969	(9,409)	-	13,560	13,486
Construction in progress	-	70,046	-	-	70,046	45,947
Imports in transit	-	147	-	-	147	285
Intangibles	2.5 to 20	111,436	(49,208)	(631)	61,597	60,131
Other	20 to 30	63,566	(31,797)	-	31,769	20,007

		2,061,304	(968,661)	(3,450)	1,089,193	1,070,187

Ultrapar Participações S.A. and Subsidiaries

The changes in the provision for losses on property, plant and equipment are shown below:

Balance as of March 31, 2006	1,043
Addition	2,407

Balance as of June 30, 2006	3,450

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	6/30/2006			3/31/2006

	Revaluation	Accumulated depreciation	Net book value	Net book value

Land	15,504	-	15,504	15,571
Buildings	46,696	(35,575)	11,121	11,528
Machinery and equipment	31,738	(30,527)	1,211	1,283
Vehicles	1,087	(1,087)	-	-
Gas tanks and cylinders	48,911	(48,911)	-	-

	143,936	(116,100)	27,836	28,382

The depreciation of theses revaluations in the amount of R$964 was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$8,075, of which R$1,049 is recorded as long-term liabilities, as shown in Note 9.a), and R$7,026 is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Construction in progress refers substantially to improvements of subsidiaries’ plants.

Buildings include R$60,756 (R$61,076 as of March 31, 2006) of leasehold improvements that are being amortized on a straight-line basis at 4% per year.

Intangibles include software in the amount of R$24,311 (R$24,394 as of March 31, 2006), technology in the amount of R$15,607 (R$13,735 as of March 31, 2006), goodwill in the amount of R$6,412 (R$6,588 as of March 31, 2006) and commercial property rights, mainly those described below:

  On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won a bid for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000 and is being amortized from August 2002 to July 2042.

  Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tankage, handling and distribution of bulk liquids. The price paid by Tequimar was R$3,803 and is being amortized from August 2005 until December 2022.

Ultrapar Participações S.A. and Subsidiaries

Other refers to computer equipment in the amount of R$12,831 (R$13,802 as of March 31, 2006) and advances to suppliers in the amount of R$18,941 (R$6,204 as of March 31, 2006).

There were no changes in the valuation allowance for property, plant and equipment during the period presented.

12. DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of systems modernization projects in the amount of R$9,522 (R$9,218 as of March 31, 2006), amortized over five to ten years, and for costs associated with the installation of Ultrasystem equipment at customers’ facilities in the amount of R$62,003 (R$62,249 as of March 31, 2006), amortized over the terms of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisitions and expenses on studies and projects.

13. LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a) Composition

				Annual interest
Description	6/30/2006	3/31/2006	Index/Currency	rate 2006 - %	Maturity and amortization

Foreign currency:
Syndicated loan	130,022	132,172	US$	5.05	Semiannually until 2008
Notes (b)	672,412	554,037	US$	From 7.25 to 9.0	Semiannually until 2020
Working capital loan	7,932	2,758	MX$ + TIIE (i)	1.0	Monthly until 2006
Foreign financing	26,457	26,089	US$ + LIBOR	2.0	Semiannually until 2009
Inventories and property, plant
and equipment financing	8,765	9,158	MX$ + TIIE (i)	2.0	Semiannually until 2010
Advances on foreign exchange
contracts	5,313	4,840	US$	From 4.85 to 5.68	Maximum of 60 days
National Bank for Economic
and Social Development				From 8.58 to	Monthly until 2011
(BNDES)	17,420	19,073	UMBNDES (ii)	10.33
National Bank for Economic
and Social Development				From 8.63 to	After Nov/06, monthly until
(BNDES)	2,593	1,945	US$	10.78	2011
Export prepayments, net of
linked operations	15,034	23,246	US$	From 4.22 to 6.20	Semiannually until 2008

Subtotal	885,948	773,318

Local currency:
National Bank for Economic
and Social Development
(BNDES)	161,577	169,585	TJLP (iii)	From 1.50 to 4.85	Monthly until 2011
National Bank for Economic
and Social Development
(BNDES)	9,116	8,912	IGP-M (iv)	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment
Financing (FINAME)	47,971	47,773	TJLP (iii)	From 1.8 to 4.85	Monthly until 2011
Research and project financing
(FINEP)	51,299	35,662	TJLP (iii)	From (2.0) to 5.0	Monthly until 2009
Debentures (c)	315,346	304,173	CDI	102.5	Semiannually until 2008
Other	411	322

Subtotal	585,720	566,427

Total loans, financing and
debentures	1,471,668	1,339,745

Current liabilities	(135,609)	(133,834)

Long-term liabilities	1,336,059	1,205,911

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

Ultrapar Participações S.A. and Subsidiaries

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 87%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Market Price Index, a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

The long-term amounts have the following composition by year of maturity:

	6/30/2006	3/31/2006

From 1 to 2 years	389,849	390,684
From 2 to 3 years	204,617	200,238
From 3 to 4 years	59,697	64,825
From 4 to 5 years	6,479	7,064
More than 5 years	675,417	543,100

	1,336,059	1,205,911

b) Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes issued by Companhia Ultragaz S.A., with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. - Indústria e Comércio.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, with the subsidiary having only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be creditor of the credit linked note. Thus, the Company stopped eliminating the Original Notes in its financial statements.

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. - Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

Ultrapar Participações S.A. and Subsidiaries
  Limitation of transactions with shareholders that hold amounts of 5% or more of any class of Capital Stock of Ultrapar, except upon fair and reasonable terms no less favorable to Ultrapar than could be obtained in a comparable arm’s-length transaction with a third party;

  Obligation of having board of directors resolution for transactions with related parties higher than US$ 15 million (excluding transactions by the Company with subsidiaries and between subsidiaries);

  Restriction of disposal of the totality or near totality of the assets of Ultrapar and subsidiaries;

  Restriction of encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets.

  Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA, less than or equal to 3.5; and

  Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their business to date.

c) Debentures

On February 2, 2005, the Extraordinary Stockholders’ Meeting approved the issuance by the Company and the public distribution in a single series of 30,000 nonconvertible debentures with nominal unit value of R$10,000.00 (ten thousand Brazilian reais), totaling R$300,000.

On March 30, 2005, the Company’s Board of Directors, as delegated by the Extraordinary Stockholders’ Meeting, approved the interest rate determined through a bookbuilding process on the same date.

On April 6, 2005, the Brazilian Securities Commission (CVM) registered the operation, and funds of R$304,854, net of commission, were received on April 8, 2005.

Characteristics of the debentures are:

Nominal unit value:	R$10,000.00
Final maturity:	March 1, 2008
Nominal value payment:	Lump sum at final maturity
Yield:	102.5% of CDI
Yield payment:	Semiannually, beginning March 1, 2005
Repricing:	None

Ultrapar Participações S.A. and Subsidiaries

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

d) Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	6/30/2006	3/31/2006

Amount of financing secured by:
Property, plant and equipment	51,456	52,001
Shares of affiliated companies and minority
stockholders’ guarantees	9,115	8,912

	60,571	60,913

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$1,047,541 (R$954,399 as of March 31, 2006).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$26,349 (R$22,555 as of March 31, 2006), with terms of up to 180 days. As of June 30, 2006, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

Certain subsidiaries have conducted operations denominated “supplier finance” with its suppliers. In the operation, the banks advance to suppliers the proceeds from sales made to the subsidiaries, through acceptance by the subsidiaries with the banks. Those operations have an average term of nine days and are recorded as bank loans, since the suppliers received the funds from the banks, using the subsidiaries’ credit. The amount as of June 30, 2006 totalized R$411 (R$322 as of March 31, 2006). Financial income related to this operation for the quarter amounted to R$7 (R$6 as of March 31, 2006) and is recorded in financial income.

Ultrapar Participações S.A. and Subsidiaries

14. STOCKHOLDERS’ EQUITY

a) Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common and 31,895,512 preferred shares.

As of June 30, 2006, 11,651,761 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a stockholders agreement, tag- -along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. The tag-along rights guarantee 100% of the offer amount for all types of shares of the Company. On May 18, 2004, the Company included the tag-along rights in its bylaws.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$1,500,000 (one billion and five hundred million reais), by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b) Treasury shares

The Company acquired its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

As of June 30, 2006, the Company’s financial statements record 182,697 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$26.09 and R$19.30 per share, respectively. The consolidated financial statements record 377,847 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$24.35 and R$19.30 per share, respectively.

The market price of preferred shares issued by the Company as of June 30, 2006 on the São Paulo Stock Exchange (BOVESPA) was R$34.10.

c) Capital reserve

The capital reserve in the amount of R$2,046 reflects the goodwill on the disposal of shares to be held in treasury in the Company’s subsidiaries, at the average price of R$33.21 per share. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 21.

Ultrapar Participações S.A. and Subsidiaries

d) Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$7,026 (R$7,167 as of March 31, 2006).

e) Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f) Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g) Conciliation of stockholders’ equity - Company and consolidated

	6/30/2006	3/31/2006

Stockholders’ equity - Company	1,946,719	1,858,687
Treasury shares held by subsidiaries, net of realization	(3,539)	(3,650)
Capital reserve arising from sale of treasury shares to
subsidiaries, net of realization	(1,615)	(1,668)

Stockholders’ equity - consolidated	1,941,565	1,853,369

h) Reconciliation of net income - Company and consolidated

The reconciliation of net income, Company and consolidated, shows the effect of the reversal of the allowance for scheduled factory maintenance shutdown of some subsidiaries, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No.º 01/2006 by IBRACON, as follows:

	6/30/2006	6/30/2005

Net income - Company	151,202	190,282
Reversal of allowance for factory maintenance shutdown by
the subsidiary Oxiteno S.A. Indústria e Comércio	(796)	-
Reversal of allowance for factory maintenance shutdown by
the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio	(5,513)	-

Net income - consolidated	144,893	190,282

Ultrapar Participações S.A. and Subsidiaries

15. NONOPERATING EXPENSES, NET (CONSOLIDATED)

Composed mainly of R$6,675 in expenses on studies and projects, and R$7,596 (R$2,896 as of June 30, 2005) of result on the disposal of permanent assets, especially cylinders and allowance for loss on the disposal of a real estate property.

16. CONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the Company as shown below:

	6/30/2006					6/30/2005

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Operating income from
operations	71,310	104,313	4,257	4,720	184,600	217,270
(-) Equity in subsidiaries and
affiliated companies	-	(2,103)	-	1,456	(647)	(1,374)
(+/-) Financial income
(expense)	5,108	(38,189)	1,972	(3,787)	(34,896)	25,473
(+) Depreciation and
amortization	56,459	22,688	13,978	373	93,498	91,336

EBITDA	132,877	86,709	20,207	2,762	242,555	332,705

17. SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide, ethylene glycols, ethanolamines and etherglycols. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	6/30/2006					6/30/2005

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party
transactions	1,474,842	727,743	92,450	44	2,295,079	2,339,039
Income from operations before
financial income (expenses)
and equity in subsidiaries and
affiliated companies	76,418	64,021	6,229	2,389	149,057	241,369
EBITDA	132,877	86,709	20,207	2,762	242,555	332,705
Total assets, net of related
parties	867,113	2,149,638	283,217	417,534	3,717,502	2,982,066

Ultrapar Participações S.A. and Subsidiaries

18. FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

	6/30/2006	6/30/2005

Financial income:
Interest on temporary cash investments and
long-term cash investment	83,736	52,501
Interest on trade accounts receivable	2,905	2,588
Monetary and exchange variations income	(13,782)	(16,354)
Other income	958	1,140

	73,817	39,875

Financial expenses:
Interest on loans and financing	(42,718)	(19,864)
Interest on debentures	(23,980)	(12,926)
Bank charges	(6,568)	(9,785)
Monetary and exchange variations expenses	15,058	30,357
Financial results from currency hedge transactions	(11,681)	(37,917)
CPMF/IOF/other financial expenses (*)	33,537	(13,316)
Other expenses	(2,569)	(1,897)

	(38,921)	(65,348)

Financial results	34,896	(25,473)

(*)	Including R$17,217 referring to the reversal of the provision for PIS and COFINS contingencies and R$26,225 related to the recovery of PIS and COFINS mentioned in Note 20 a).

In accordance with CVM resolution Nº. 488/05 the information as of June 30, 2005 was reclassified for better comparison.

19. RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

  Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of June 30, 2006, the subsidiaries of Oxiteno S.A. - Indústria e Comércio maintained R$853 (R$866 as of March 31, 2006) and the subsidiaries of Ultragaz Participações Ltda. maintained R$24,055 (R$24,828 as of March 31, 2006) as an allowance for doubtful accounts.

Ultrapar Participações S.A. and Subsidiaries
  Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the interbank deposit rate (CDI), as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are originate from the BNDES, and foreign currency financing, as mentioned in Note 13.

  Exchange rate - The Company’s subsidiaries use hedge (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at June 30, 2006 and March 31, 2006:
	6/30/2006	3/31/2006

Assets:
Investments abroad and hedges	79,606	94,617
Foreign cash and cash equivalents	6,552	2,380
Foreign temporary cash and long-term cash investments	787,734	674,836
Receivables from foreign customers, net of advances on
exchange contracts	26,236	23,447

	900,128	795,280

Liabilities:
Foreign currency financing	885,948	773,318
Import payables	17,691	24,479

	903,639	797,797

Net (liability) asset position	(3,511)	(2,517)

  The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated statement of income for 2006, in the amount of R$14,280 (financial expenses of R$9,892 as of June 30, 2006).

  Market value of financial instruments

  Market value of financial instruments as of June 30, 2006 and March 31, 2006 are as follows:

Ultrapar Participações S.A. and Subsidiaries

	6/30/2006		3/31/2006

	Book value	Market value	Book value	Market value

Financial assets:
Cash and banks	47,256	47,256	26,470	26,470
Temporary cash investments	1,064,124	1,061,981	1,058,660	1,055,744
Long-term cash investments	522,376	522,376	382,124	382,124

	1,633,756	1,631,613	1,467,254	1,464,338

Financial liabilities:
Current and long-term loans and
financing	1,156,322	1,139,673	1,035,572	1,029,726
Current and long-term debentures	315,346	315,203	304,173	304,322

	1,471,668	1,454,876	1,339,745	1,334,048

Investment-
Investment in affiliated company	18,694	20,919	18,694	23,518

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of June 30, 2006 and March 31, 2006. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange - BOVESPA.

20. CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a) Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of June 30, 2006.

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in the municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no

Ultrapar Participações S.A. and Subsidiaries

consistent evidence was attached to the proceeding’s records, and the SDE acknowledges its failure in the attempt to prove the practice. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultramar’s on-site LPG storage facilities did not contribute to the explosion. Of the 54 lawsuits judged thus far, a favorable judgment was obtained for 53, with 1 unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$17. The subsidiary has insurance for this contingency, and the uninsured contingent amount is R$39,633. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$20,415 (R$21,370 as of March 31, 2006). Recently the Federal Supreme Court (STF) has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. On 3/29/2006 and 6/14/2006 final and unappealable decisions were rendered on the lawsuits of the subsidiaries Companhia Ultragaz S.A. and Transultra - Armazenagem e Transporte Especializado Ltda., and the subsidiaries reversed the existing provisions in the amount of R$15,886 and R$1,331, net of attorney’s fees, as financial income in the statement of income for the quarter. Likewise, on 04/11/2006, a final and unappealable decision was rendered on the lawsuit related to the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio. As this subsidiary had not obtained an injunction, it paid undue PIS and COFINS in prior periods. The amount of R$26,225, related to the favorable outcome in this lawsuit, net of attorney’s fees, was recorded as financial income and will be used for future offset of PIS and COFINS. The Company has other subsidiaries whose lawsuits have not yet been judged. Thus, should there be final favorable outcomes for the subsidiaries in all lawsuits, the Company estimates that the total positive effect on income before income and social contribution taxes should reach R$19,766, net of attorney’s fees.

The subsidiary Oxiteno S.A. - Indústria e Comércio and its subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio accrued R$15,098 (R$14,824 as of March 31, 2006) for ICMS tax assessments being judged at lower-level and appeal-level administrative courts. The subsidiaries are currently awaiting a decision on the appeals.

Ultrapar Participações S.A. and Subsidiaries

The subsidiary Utingás Armazenadora S.A. has been challenging in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of June 30, 2006 is R$31,455 (R$31,292 as of March 31, 2006).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably income and social contribution taxes. According to the injunction obtained, the subsidiaries have been making escrow deposits for these debits and recognizing the corresponding liability for this purpose.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Escrow deposits and provisions are summarized below:

Provisions	Balance on 3/31/2006	Additions	Reversal/ utilization	Update	Balance on 6/30/2006

Income and social
contribution taxes	9,764	6,882	-	318	16,964
PIS and COFINS on other
revenues	21,370	-	(1,403)	448	20,415
ICMS	14,824	-	-	274	15,098
(-) Escrow deposits	(6,955)	(3,159)	-	(271)	(10,385)

	39,003	3,723	(1,403)	769	42,092

b) Contracts

The subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment.

As of June 30, 2006, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Ultrapar Participações S.A. and Subsidiaries

The subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended June 30, 2006 and March 31, 2006, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase	Actual demand
	commitment	(real)2nd quarter

		2006	2005

In tons	137,900	90,968	98,774

c) Insurance coverage for subsidiaries

The Company has appropriate insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the units and other branches of all subsidiaries, with coverage amounting to US$244 million.

For the units of Oxiteno S.A. - Indústria e Comércio, Oxiteno Nordeste S.A. - Indústria e Comércio and Canamex Químicos S.A. de C.V., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$128 million.

A civil liability insurance program covers all Group companies, with coverage of US$150 million, for losses and damage from accidents caused to third parties, related to the commercial/industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

21. STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until June 30, 2006, including taxes, was R$8,940 (R$8,940 as of March 31, 2006). This amount is being amortized over a period of ten years and the amortization related to the first semester ended June 30, 2006, in the amount of R$446 (R$383 in the first semester ended June 30, 2005), was recorded as an operating expense.

Ultrapar Participações S.A. and Subsidiaries

22.  EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. In 2006, the Company and its subsidiaries contributed R$1,713 (R$2,388 in 2005) to Ultraprev, which was charged to income for the period. The total number of participating employees as of June 30, 2006 was 5,861, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

Ultrapar Participações S.A. and Subsidiaries

23. SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF CASH FLOWS -INDIRECT METHOD (CONSOLIDATED)

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

	6/30/2006	6/30/2005

Cash flows from operating activities:
Net income	144,893	190,282
Adjustments to reconcile net income to cash provide by
operating activities:
Equity in subsidiaries and affiliated companies	(647)	(1,374)
Depreciation and amortization	93,498	91,336
PIS and COFINS credits on depreciation	1,096	561
Interest, foreign exchange and indexation	(13,745)	(9,275)
Deferred income and social contribution taxes	(11,248)	(6,156)
Minority interest	2,288	1,413
Proceeds from disposals of permanent assets	9,175	1,781
Allowance for probable losses on permanent assets	2,406	481
Reversal of allowance for factory shutdown, net of taxes	6,309	-
Other	509	(594)
(Increase) decrease in current assets:
Trade accounts receivable	(12,316)	7,960
Inventories	(5,501)	(12,079)
Recoverable taxes	(27,560)	(22,723)
Other	(60)	(17,152)
Prepaid expenses	253	37
Increase (decrease) in current liabilities:
Trade accounts payable	(902)	(39,519)
Payroll and related charges	835	(29,349)
Taxes payable	4,697	2,784
Income and social contribution taxes	4,793	70
Other	(9,993)	1,146
(Increase) decrease in long-term assets:
Recoverable taxes	4,364	26,472
Escrow deposits	331	(1,399)
Trade accounts receivable	(2,034)	(3,408)
Other	332	37
Prepaid expenses	(646)	(2,876)
Increase (decrease) in long-term liabilities:
Other taxes	(12,530)	1,817
Other	(633)	58

Net cash provided by operating activities	177,964	180,331

Ultrapar Participações S.A. and Subsidiaries

	6/30/2006	6/30/2005

Cash flows from investing activities:
Cash investments in long-term, net of redemption	-	(300,775)
Additions to property, plant and equipment	(101,577)	(85,755)
Additions to deferred charges	(37,326)	(23,613)
Proceeds from sales of permanent assets	3,651	2,166
Acquisition of minority interest	(9)	-
Net cash provided by (used in) investing activities	(135,261)	(407,977)

Cash flows from financing activities:
Loans, financing and debentures:
Issuances	189,473	707,548
Amortization	(282,673)	(411,828)
Dividends paid	(87,491)	(72,362)
Related companies	(1,556)	(1,114)

Capital increase due to secondary public offering	-	47,218

Net cash provided by (used in) financing activities	(182,247)	269,462

Decrease (increase) in cash and banks and temporary cash
investments	(139,544)	41,816

Cash and banks and temporary cash investments at the beginning
of the period	1,250,924	558,379
Cash and banks and temporary cash investments at the end of the
period	1,111,380	600,195
Supplemental disclosure of cash flow information:
Interest paid on loans and financing	43,667	12,093
Income and social contribution taxes paid in the period	6,562	11,662

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of June 30, 2006

Common	Preferred	Total

Controlling Shareholders	33,748,059	885,979	34,634,038

Board of Directors¹	46	6	52

Officers²	-	139,950	139,950

Fiscal Council	-	1,071	1,071

Note:	[1]Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position. Should the member not be part of the controlling group, only its direct ownership is included.
[2]Shares owned by Officers which were not included in Controlling Shareholders' and Board of Directors' positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council - Last 12 Months

	Jun-30-06			Jun-30-05³

	Common	Preferred	Total	Common	Preferred	Total

Controlling Shareholders	33,748,059	885,979	34,634,038	33,748,075	885,970	34,634,045
Board of Directors¹	46	6	52	45	7	52
Officers²	-	139,950	139,950	-	129,950	129,950
Fiscal Council	-	1,071	1,071	-	1,071	1,071

Note: 1Shares which were not included in Controlling Shareholders' position
²Shares which were not included in Controlling Shareholders' and Board of Directors' positions
³Quantities in 2005 are retroactively adjusted for the reverse stock split carried by Ultrapar in August 2005, in the proportion of 1000:1 shares.

Total free float and its percentage of total shares as of June 30, 2006

	Common	Preferred	Total

Total Shares	49,429,897	31,895,512	81,325,409

( - ) Shares held in treasury	6,617	182,697	189,314
( - ) Shares owned by Controlling Shareholders	33,748,059	885,979	34,634,038
( - ) Shares owned by Management	46	139,956	140,002

Free-float	15,675,175	30,686,880	46,362,055

% Free-float / Total Shares	31.71%	96.21%	57.01%

Ultrapar Participações S.A. and Subsidiaries

The Company’s shareholders that holds more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of June 30, 2006

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%

Ultra S.A. Participações	32,646,696	66.04%	12	0.00%	32,646,708	40.14%
Parth Investments Company¹	9,311,730	18.84%	1,396,759	4.38%	10,708,489	13.17%
Monteiro Aranha S.A.²	5,212,637	10.55%	816,088	2.56%	6,028,725	7.41%
Shares held in treasury	6,617	0.01%	182,697	0.57%	189,314	0.23%
Dodge & Cox, Inc.³	-	-	6,819,785	21.38%	6,819,785	8.39%
Others	2,252,217	4.56%	22,680,171	71.11%	24,932,388	30.66%

TOTAL	49,429,897	100.00%	31,895,512	100.00%	81,325,409	100.00%

1Company headquartered outside of Brazil
²Public listed company
Company headquartered outside of Brazil, position according to last available data as at January 2006

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%

Paulo Guilherme Aguiar Cunha	11,974,109	18.95%	-	0.00%	11,974,109	13.52%
Ana Maria Villela Igel	3,663,669	5.80%	3,186,410	12.57%	6,850,079	7.74%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Rogério Igel	7,953,538	12.58%	3,917,200	15.46%	11,870,738	13.41%
Joyce Igel de Castro Andrade	8,401,501	13.29%	4,365,161	17.22%	12,766,662	14.42%
Márcia Igel Joppert	8,401,501	13.29%	4,365,161	17.22%	12,766,662	14.42%
Fábio Igel	7,437,724	11.77%	4,070,447	16.06%	11,508,171	13.00%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	-	3,775,470	4.26%
Others	5,169,337	8.18%	448,063	1.78%	5,617,400	6.34%

TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%

Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%

TOTAL	8,784	100.00%

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s stockholders equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo - Operações Logísticas e	34.266.973/0001-99	Closely-held subsidiary	100.00	30.76	Commercial, industrial and other	2,461	2,461
	Participações Ltda.
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	16.07	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.49	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	68.48	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. - Indústria e	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.36	54.35	Commercial, industrial and other	6,232	5,242
	Comércio
06	Terminal Químico de Aratu S.A. -	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.43	6.09	Commercial, industrial and other	12,539	12,539
	Tequimar
07	Transultra - Armazenamento e Transporte	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	3.61	Commercial, industrial and other	34,999	34,999
	Especializado Ltda.
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.54	21.76	Commercial, industrial and other	799,784	799,775
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	4.41	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	6.04	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	1.41	Commercial, industrial and other	2,751	2,751
12	Canamex Químicos S.A. de C.V.		Investee of subsidiary/affiliated company	100.00	1.39	Commercial, industrial and other	122,048	122,048

Note: This information is an integral part of the interim financial statements as required by the CVM.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CHARACTERISTICS OF DEBENTURES

1	- ITEM	01
2	- ORDER NUMBER	SINGLE
3	- REGISTRATION NUMBER IN THE CVM	CVM/SRE/DEB/2005/015
4	- REGISTRATION DATE	4/06/2005
5	SERIES ISSUED	UN
6	- ISSUE TYPE	SINGLE
7	- ISSUE NATURE	PUBLIC
8	- ISSUE DATE	3/01/2005
9	- MATURITY DATE	3/01/2008
10	- DEBENTURE TYPE	NO PREFERENCE
11	YIELD	102.5% of the CDI
12	PREMIUM/DISCOUNT	0
13	- PAR VALUE (REAIS)	10,000.00
14	- ISSUED AMOUNT (IN THOUSANDS OF REAIS)	315,346
15	- ISSUED SECURITIES (UNIT)	30,000
16	- OUTSTANDING SECURITIES (UNIT)	30,000
17	SECURITIES HELD IN TREASURY (UNIT)	0
18	REDEEMED SECURITIES (UNIT)	0
19	- CONVERTED SECURITIES (UNIT)	0
20	- UNPLACED SECURITIES (UNIT)	0
21	- LAST RESET DATE
22	- NEXT EVENT DATE	9/01/2006

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS

Second Quarter 2006

(1) Key Indicators - Consolidated:

(R$ million)	2Q06	2Q05	1Q06	Change 2Q06 vs 2Q05	Change 2Q06 vs 1Q06	1H 06	1H05	Change 1H06 vs. 1H05

Net sales and services	1,197.4	1,202.0	1,097.7	(0%)	9%	2,295.1	2,339.0	(2%)
Cost of sales and services	(960.7)	(951.0)	(898.7)	1%	7%	(1,859.4)	(1,829.2)	2%
Gross Profit	236.7	251.0	199.0	(6%)	19%	435.7	509.8	(15%)
Selling, general and	(147.3)	(131.6)	(140.4)	12%	5%	(287.7)	(268.9)	7%
administrative expenses
Other operating income	0.5	(0.7)	0.6	171%	(17%)	1.1	0.5	120%
(expense), net
Income from operations before	89.9	118.7	59.2	(24%)	52%	149.1	241.4	(38%)
financial items
Financial (expense) income, net	22.4	(16.7)	12.4	234%	81%	34.8	(25.5)	236%
Equity in subsidiaries and	0.6	1.5	-	(60%)	0%	0.6	1.4	(57%)
affiliated companies
Nonoperating income (expense),
net	(11.1)	(0.7)	(2.1)	1,486%	429%	(13.2)	(2.5)	428%
Income before taxes and social	101.8	102.8	69.5	(1%)	46%	171.3	214.8	(20%)
contribution
Income and social contribution	(31.9)	(31.1)	(23.0)	3%	39%	(54.9)	(62.5)	(12%)
taxes
Benefit of tax holidays	19.4	18.5	11.4	5%	70%	30.8	39.4	(22%)
Minority interest	(1.2)	(0.7)	(1.1)	71%	9%	(2.3)	(1.4)	64%
Net income	88.1	89.5	56.8	(2%)	55%	144.9	190.3	(24%)

EBITDA	136.0	164.5	106.6	(17%)	27%	242.6	332.7	(27%)

Volume - LPG sales	393	388	355	1%	11%	748	744	1%
Volume - Chemicals sales	134	136	129	(1%)	4%	263	256	3%

Ultrapar Participações S.A. and Subsidiaries

(2) Performance Analysis:

Net Sales and Services - Ultrapar's net consolidated sales and services in 2Q06 amounted to R$ 1,197.4 million, almost unchanged in relation to the same quarter in 2005, and 9% up on 1Q06. In 1H06, Ultrapar's net sales and services amounted to R$ 2,295.1 million, down 2% on 1H05.

Ultragaz: The Brazilian LPG market expanded by 1.7% in 2Q06, when compared to 2Q05, benefited by the improvements seen in disposable income of the Brazilian population and the revision of the use of LPG vis-à-vis natural gas, driven by the uncertainties regarding natural gas supply from Bolivia. Ultragaz’s sales volume in the bottled segment increased by 2.7% (7,100 tons) compared to 2Q05, basically due to certain commercial initiatives taken by the company. In the same period, Ultragaz’s sales volume in the bulk segment dropped by 1.9%, (2,400 tons) -despite the revision of the use of natural gas by the customers, which in many cases returned to LPG as energy source, in 2Q06 the company lost one large industrial client, this loss been already expected, which consumed approximately 3,000 tons per quarter. Ultragaz's sales volume totaled 393,000 tons in 2Q06, up 1.2% on the sales volume in 2Q05, but below the performance of the rest of the market due to the loss of the industrial client above mentioned. Compared to 1Q06, Ultragaz’s sales volume was up 10.7%, basically reflecting the seasonal variation between the two periods. For the 1H06, Ultragaz’s sales volume totaled 748,000 - up 0.6% on 1H05. Net sales and services at Ultragaz amounted to R$ 781.1 million in 2Q06, up 6% on 2Q05, as a result of the repositioning brought about its distribution structure review and the increase in volume sold. Compared to 1Q06, net sales and services were up 13%, basically due to the seasonal increase in sales volume and the company's distribution structure review. In 1H06, Ultragaz’s net revenues totaled R$ 1,475.3 million, up 5% on 1H05.

Oxiteno: Total sales volume in 2Q06 amounted to 134,000 tons, practically the same figure as in 2Q05, but with an improved geographical sales mix - with a higher participation of domestic sales in detriment to exports, and a better product mix, with 74% of sales volume represented by specialty chemicals. In the domestic market, sales volume amounted to 94,000 tons, up 10% on 2Q05, the growth spread among the market segments, reflecting several specific commercial initiatives on the part of Oxiteno, resulting in market share gains with certain clients. The volume sold outside Brazil amounted to 40,000 tons, down 20% in relation to 2Q05, driven by the increased sales in the domestic market. Compared to 1Q06, Oxiteno’s sales volume was up 4%, the result of the 9% increase in sales to the domestic market, and a 14% increase in sales at Canamex. Accumulated sales volume in 2006 amounted to 263,000 tons, up 3% on 1H05, basically due to the sales growth in the domestic market. Oxiteno reported net sales and services of R$ 370.4 million in 2Q06, down 13% on 2Q05, basically due to the 12% appreciation in the Brazilian Real and the drop in international glycol prices in 2005, partially offset by the improvement in sales mix. Compared to 1Q06, there was an increase of 4%, in line with the increase in sales volume, given that the average price and exchange rate remained practically unchanged. Accumulated net sales and services at Oxiteno in 1H06 amounted to R$ 727.8 million, 14% lower than in 1H05.

Ultrapar Participações S.A. and Subsidiaries

Ultracargo: Average storage volumes at Ultracargo in 2Q06, measured in cubic meters, were 11% higher than in 2Q05, basically due to the start-up of operations at the Santos Terminal, in the third quarter of 2005. In comparison to 1Q06, average storage volumes measured in cubic meters were up by 4%, also due to the increased capacity utilization of the Santos Terminal. In the transport segment, total kilometrage traveled was down 15% and 10% compared to 2Q05 at 1Q06, respectively, as a result of the decision to cease certain operations with lower aggregate value. For the year-to-date, Ultracargo's average storage volumes were up 11%, as measured in cubic meters, while kilometrage traveled was down 9%. Ultracargo reported net services of R$ 58.7 million in 2Q06, practically unchanged in relation to 2Q05 and 1Q06. The increase in revenues as a result of the rise in average storage levels was offset by the reduction in transport revenues. In 1H06, Ultracargo's revenues totaled R$ 116.8 million, up 4% on the net revenues reported in 1H05.

Cost of Sales: Ultrapar's cost of sales and services amounted to R$ 960.7 million in 2Q06, up 1% and 7% compared to 2Q05 and 1Q06, respectively. In 1H06, Ultrapar's cost of sales and services amounted to R$ 1,859.4 million, up 2% on 1H05.

Ultragaz: Ultragaz reported an increase of 3% in its cost of sales and services in 2Q06, compared to 2Q05, basically due to (i) the increase in volume sold, (ii) the increase in the cost of freight and fuel and (iii) the increase in personnel expenses, due to annual collective wage increase agreement in 2005. Compared to 1Q06, the cost of sales and services was up 10% as a result of the seasonal variation of 11% in sales volume, partially offset by initiatives of the company's distribution structure review. In the first half of the year, Ultragaz's cost of sales and services amounted to R$ 1,245.9 million, a 3% increase on that reported in 1H05.

Oxiteno: The cost of sales and services at Oxiteno amounted to R$ 284.8 million in 2Q06, down 4% on 2Q05, due basically to (i) the appreciation of the Brazilian Real, which partially compensated for the rise in the dollar cost of ethylene and (ii) the lower fixed costs, related to the reduction in the finished products inventory in 2Q05. Compared to 1Q06, costs increased by 2%, less than the 4% increase in sales volume, also due to lower fixed costs. The company's cost of sales and services in 1H06 amounted to R$ 564.0 million, down 1% in relation to 1H05.

Ultracargo: The cost of services provided by Ultracargo in 2Q06 amounted to R$ 36.5 million, down 1% compared to the same quarter in 2Q05, and 4% lower than in 1Q06, basically due to the reduction in the cost of third parties transport service, in line with the reduction in the volume of services provided. In the first half, the company's total cost of services was 1% higher than in 1H05.

Gross Profit: In 2Q06 Ultrapar reported a gross profit of R$236.7 million, a decrease of 6% in relation to 2Q05. Compared to 1Q06, the gross profit increased by 19%. The year-to-date gross profit was R$ 435.7 million, a decrease of 15% compared to 1H05.

Selling, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to R$ 147.3 million, up 12% and 5%, compared to 2Q05 and 1Q06, respectively. In 1H06, sales, general and administrative expenses amounted to R$ 287.7 million, up 7% in relation to 1H05.

Ultrapar Participações S.A. and Subsidiaries

Ultragaz: Sales, general and administrative expenses at Ultragaz amounted to R$ 79.5 million in 2Q06, up 14% compared to 2Q05, principally as a result of (i) annual salary increases as a result of collective wage agreements, (ii) higher variable remuneration, in line with the expansion in results and (iii) non-recurring claims indemnity expenses of approximately R$ 1.5 million. Compared to 1Q06, sales, general and administrative expenses increased by 7%, as a result of higher sales expenses, due to the higher sales volume. In 1H06, sales, general and administrative expenses were 8% higher than in 1H05.

Oxiteno: Sales, general and administrative expenses at Oxiteno totaled R$ 51.3 million in 2Q06, up 4% on 2Q05 and 1Q06, as a result of higher administrative expenses, due to (i) higher personnel expenses, mostly related to salary increases arising from the annual collective wage agreements and increase in workforce, and (ii) IT expenses, mainly related to operational excellence projects. Sales expenses were 15% and 3% lower, compared to 2Q05 and 1Q06 respectively, basically due to the reduction in international freight expenses, as a result of the lower volume sold outside Brazil, particularly the Far East. In 1H06, sales, general and administrative expenses were 1% lower than in 1H05.

Ultracargo: Ultracargo's sales, general and administrative expenses totaled R$ 17.7 million in 2Q06, up 29% on 2Q05, basically due to the increase in operational workforce (including the Santos Terminal structure, maintenance workforce and internal logistics service staff), due to new operations, as well as salary increases due to the annual collective wage agreements. Compared to 1Q06, Ultracargo saw a drop of R$ 0.7 million in the SG&A. In the first half of the year, sales, general and administrative expenses were up 33% compared to 1H05.

Income from Operations before Financial Items: Ultrapar reported an income from operations before financial items of R$ 89.9 million in 2Q06, 24% lower than the operating income reported in 2Q05. Compared to 1Q06, Ultrapar’s income from operations before financial items increased by 52%. Income from operations before financial items totaled R$ 149.1 million in 1H06, 38% down 1H05.

Financial Income (Expenses), Net: Ultrapar's financial result was positive in 2Q06, with a financial income of R$ 22.4 million, compared to financial expenses of R$ 16.7 million in 2Q05, as a result of (i) the non-recurring positive effect of R$ 27 million due to the winning of a lawsuit related to the payment of PIS and COFINS by the company's subsidiaries Oxiteno Nordeste and Transultra, explained in further detail below, and (ii) the increase in the company's net cash position, which amounted to R$ 162.1 million at the end of 2Q06, compared to net cash of R$ 105.0 million at the end of 2Q05, which offset the drop in interest rates. Through its subsidiaries, Ultrapar had filed lawsuits questioning the levy of PIS and COFINS taxes on sources of income other than revenues. As occurred in 1Q06, in April 2006 the Federal Supreme Court ruled in favor of Ultrapar, resulting in the addition of R$ 27 million to the company's earnings in 2Q06. Ultrapar has yet other subsidiaries that are also appealing the levying of these taxes, which has yet to be ruled on. Should the court rule in favor of these subsidiaries, Ultrapar estimates that the total effect on the Company's financial result will be an additional R$ 20 million, net of legal fees.

Nonoperating Income (Expenses), Net: In 2Q06 Ultrapar reported nonoperating expenses, net, of R$ 11.1 million. The year-to-date nonoperating expenses, net, totaled R$ 13.2 million, basically composed by R$ 7.6 million (R$ 2.9 million in 1H05) from the sale of permanent assets, especially cylinders and provision for losses on sale of real state property, and R$ 6.7 million of project analyses.

Ultrapar Participações S.A. and Subsidiaries

Income and Social Contribution: Ultrapar’s 2Q06 income and social contribution taxes expenses amounted to R$ 31.9 million, stable compared to 2Q05, when Ultrapar’s income and social contribution taxes expenses were R$ 31.1 million, as a result of the stability in pre-tax income. Compared to 1Q06, Ultrapar’s income and social contribution taxes expenses were 39% higher, due to the increase of 46% in pre-tax income. The income and social contribution taxes expenses in 1H06 were 12% lower than the figure in 1H05.

Benefit of Tax Holidays: Ultrapar is entitle to federal tax benefits for its activities in the Northeast Region of Brazil, due to the federal program for development of the region. Tax benefits cover Oxiteno’s plant in Camaçari, Bahiana Distribuidora de Gás and Tequimar. Ultrapar's operations generated R$ 19.4 million in benefits of tax holidays in 2Q06, 5% higher than the figure in 2Q05. The benefits of tax holidays totaled to R$ 30.8 milhões in 1H06, 22% lower than the amount in 1H05.

Net Income: Ultrapar's consolidated net income in 2Q06 amounted to R$ 88.1 million, down 2% compared to 2Q05, but up 55% compared to 1Q06. The net income in 1H06 amounted to R$ 144.9 million, a 24% decrease compared to 1H05.

EBITDA: Ultrapar reported consolidated Earnings Before Interest, Depreciation and Amortization (EBITDA) of R$ 136.0 million in 2Q06, a 17% decrease on 2Q05, but an increase of 27% on 1Q06. This is the second quarter running that Ultrapar has reported an increase in EBITDA, confirming the positive trend in the company’s results. EBITDA accumulated in 1H06 amounted to R$ 242.6 million, down 27% on 1H05.

Ultragaz: Ultragaz reported EBITDA of R$ 77.6 million in 2Q06, up 25% and 40% compared to the EBITDA reported in 2Q05 and 1Q06, respectively. For the first half, Ultragaz's EBITDA amounted to R$ 132.9 million, up 23% on 1H05. The significant improvement in EBITDA is the result of benefits arising from the review to the company's distribution structure, as well as the increase in sales volume.

Oxiteno: EBITDA at Oxiteno in 2Q06 amounted to R$ 46.2 million, a 47% decrease on 2Q05, due to the adverse operating scenario faced since the middle of 2005, caused by the higher oil price level, pressure on petrochemical commodity prices and the appreciation in the Brazilian Real. Compared to 1Q06, EBITDA increased 14% - through increasing volume and improving its sales mix, the company has managed to minimize the negative effects of the increase in oil prices and the appreciation in the Brazilian Real on its earnings. In 1H06, EBITDA at Oxiteno totaled R$ 86.7 million, down 56% compared to 1H05.

Ultracargo - Ultracargo ended the quarter with EBITDA of R$ 10.9 million, an increase of 17% in relation to 1Q06, due to the expansion in operations. However, compared to 2Q05, EBITDA was down 21%, principally due to additional costs and expenses from new operations in the ramp up phase. EBITDA for the first half of 2006 amounted to R$ 20.2 million, down 15% on 1H05.

Ultrapar Participações S.A. and Subsidiaries

EBITDA

R$ million	2Q06	2Q05	1Q06	Change 2Q06 X 2Q05	Change 2Q06 X 1 Q06	1H06	1H05	Change 1H06 X 1H05
Ultrapar	136.0	164.5	106.6	(17%)	27%	242.6	332.7	(27%)
Ultragaz	77.6	62.2	55.3	25%	40%	132.9	107.6	23%
Oxiteno	46.2	87.0	40.5	(47%)	14%	86.7	198.4	(56%)
Ultracargo	10.9	13.8	9.3	(21%)	17%	20.2	23.8	(15%)

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during this first six months of 2006 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries. We also inform that there is no expectation, for the current year, for Deloitte to perform any other service amounting to more than 5% of the auditing cost.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001 - 39                    NIRE 35.300.109.724

MINUTES OF BOARD OF DIRECTORS MEETING(06/2006)

Date, Time and Place :
August 2, 2006, 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9º floor, in the City and State of São Paulo.

Present:
Members of the Board of Directors, duly signed below, and one member of the Fiscal Council, Mário Probst.

Deliberations:

1.	After having examined and discussed the Company's performance in the second quarter of the current year, the members of the Board approved the respective financial statements.

2.	“Ad referendum” of the Annual Shareholders’ Meeting that examines the balance sheet and financial statements referring to the current year, approve the dividends distribution, to be debited to the net income account for the current year, in the total amount of R$ 72,000,008.43 (seventy two million, eight reais and forty three centavos), with ordinary and preferred shareholders to receive the amount of R$ 0.887398 per share, excluding the shares held in treasury at the present date.

3.	To establish August 17, 2006 as the date for the payment of the dividends declared above, without interest or indexation.

4.	Considering that this is an opportune moment to acquire preferred shares issued by the Company itself, to be canceled or held in treasury, without any reduction in capital stock, and subsequent sale, and fulfilling the requirements and conditions established by CVM Instruction Nº 10, of February 14, 1980, with alterations introduced by CVM Instructions CVM Nº268 of November 13, 1997 and Nº 390 of July 8, 2003, and the CVM Explanatory Note Nº 16/80, the Board of Directors, in accordance with the terms of Article 7th of the Company’s Bylaws, approved the procedure, believing that the purchase of the Company's preferred shares, to be held in treasury, represents an attractive option for investing its available financial resources. The share repurchase hereby authorized will be carried out according to the following terms and conditions:

4.1.	Purchase limit: up to 2,723,106 (two million, seven hundred and twenty three thousand, one hundred and six) preferred shares, wich corresponds to 10% of this class of share in circulation, already excluded the preferred shares currently held by the controlling shareholders and 377,847 (three hundred and seventy seven thousand eight hundred and forty seven) preferred shares currently held as treasury stock;

4.2.	Repurchase time period: 365 (three hundred and sixty five) days, counting from August 3, 2006;

4.3.	Purchase price: market price;

4.4.	Institutions authorized to act as intermediaries:

a) ITAÚ CORRETORA DE VALORES S.A
Av. Engenheiro Armando de Arruda Pereira, 707
Torre Eudoro Villela - 15º andar - São Paulo/SP

b) MAGLIANO S.A CCVM
Rua Bela Cintra, 986 - 2º andar - São Paulo/SP

c) UBS WARBURG CCVM S.A.
Praia de Botafogo, 228 - 16º andar, ala B - Rio de Janeiro/RJ.

5. Approval that the Company’s Executive Officers execute all acts required and sign all documents necessary to effect the resolutions set forth in item “4” of these minutes.

Observation: (i) These deliberations were approved by all presents, except for Board Member Renato Ochman, who abstained from voting.

With nothing further to discuss, the meeting was closed and the minutes of this meeting were prepared, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha Chairman	Lucio de Castro Andrade Filho Vice Chairman

Ana Maria Levy Villela Igel – Board Member

Paulo Vieira Belotti – Board member

Renato Ochman – Board member

Nildemar Secches – Board member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	August 8, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Interim Financial Statements for 2Q06 / Minutes of Board of Directors Meeting, August 2, 2006)